SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                    Youth Services International, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 987816105
                              (Cusip Number)

                              David C. Haley
                           HBK Investments L.P.
                        777 Main Street, Suite 2750
                         Fort Worth, Texas  76102
                              (817) 870-6100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 21, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                           /   /
6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially       8.   Shared Voting Power: -0-
Owned By
Each
Reporting               9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    866,311 (1)(2)(3)(4)(5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 7.9% (6)

14. Type of Reporting Person: PN

--------------------------

(1) Includes $1,635,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these securities pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such securities.

(2) Includes $5,214,500 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

(3) Includes $3,815,500 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these securities pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such securities.

(4) Includes $135,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

(5) Assumes conversion of $10,800,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 into 866,311 shares of Common Stock.

(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,025,645 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 7% Convertible Debentures due 2006.

1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially       8.   Shared Voting Power:  -0-
Owned By
Each
Reporting               9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    418,276 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 4.0% (2)

14. Type of Reporting Person: PN, BD

--------------------------

(1) Assumes conversion of $5,214,500 principal amount of the Issuer's 7% Convertible Debentures due 2006 into 418,276 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,577,610 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 7% Convertible Debentures due 2006.
1.  Name of Reporting Person:

    HBK Main Street Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially       8.   Shared Voting Power:  -0-
Owned By
Each
Reporting               9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    10,829 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 0.1% (2)

14. Type of Reporting Person: PN

--------------------------

(1) Assumes conversion of $135,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 into 10,829 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,170,163 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 7% Convertible Debentures due 2006.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 29, 1997 and October 1, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Youth Services International, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

    No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

    No material change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended in part to read as follows:

    The source and amount of the funds used by each of the Reporting Persons to purchase the Issuer's 7% Convertible Debentures due 2006 (the "Debentures") are set forth below.

    REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

    Investments         Working Capital
                        and Other (1)(2)         $ 6,580,078

    Finance             Working Capital
                        and Other (1)            $ 6,690,111

    Main Street         Working Capital
                        and Other (1)            $   175,460


    (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Portions of the funds reported herein were obtained from Bear, Stearns & Co. Inc., Prime Dealer Services, Inc., Goldman Sachs & Co. Incorporated and Morgan Stanley International, Ltd. as margin loans to acquire the Debentures, and the remainder was obtained from Working Capital.

    (2) $1,635,000 principal amount of the Debentures were purchased by HBK Offshore Fund Ltd. and $3,815,500 principal amount of the Debentures were purchased by HBK Securities Ltd. Neither HBK Offshore Fund Ltd. nor HBK Securities Ltd. have beneficial ownership of such Debentures.

ITEM 4.  PURPOSE OF TRANSACTION.

    No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Paragraphs 5(a)-(c) of Item 5 is hereby amended and restated in its entirety to read as follows:

    Reporting Persons

    Pursuant to an Investment Management Agreement with HBK Offshore
Fund Ltd., an Investment Management Agreement with HBK Securities Ltd. and an Amended and Restated Management Agreement with Fund and Capital, the aggregate number of shares of the Common Stock that Investments beneficially owns, pursuant to Rule 13d-3 under the Act, is 866,311, which constitutes approximately 7.9% of the 11,025,645 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    The aggregate number of shares of the Common Stock that Finance owns beneficially, pursuant to Rule 13d-3 under the Act, is 418,276, which constitutes approximately 4.0% of the 10,577,610 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 under the Act, is 10,829, which constitutes approximately 0.1% of the 10,170,163 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 866,311 shares of the Common Stock, which constitutes approximately 7.9% of the 11,025,645 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Each of (1) Fund, as sole general partner of each of Finance and Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 429,105 shares of the Common Stock, which constitutes approximately 4.1% of the 10,588,439 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 866,311 shares of the Common Stock, which constitutes approximately 7.9% of the 11,025,645 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (b)

    No material change.

    (c)

    Since the last filing on Schedule 13D, the Reporting Persons have purchased Debentures in over-the-counter transactions on Nasdaq, as follows:

                             FACE AMOUNT         PRICE PER $100
ITEM 2 PERSON      DATE           OF DEBENTURES        FACE AMOUNT

Finance            11/04/97        $ 240,000          $ 134.30
Investments (1)    11/04/97          270,000            134.30
Finance            11/21/97          590,000            126.27
Investments (1)    11/21/97          660,000            126.27

------------

(1) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such Debentures pursuant to an Investment Management Agreement with Investments.

    In addition, since the last filing on Schedule 13D, the Reporting
Persons have purchased shares of Common Stock in over-the-counter transactions on Nasdaq, as follows:

                               NUMBER OF         PRICE PER
ITEM 2 PERSON      DATE              SHARES             SHARE

Finance            10/15/97         1,000        $ 18.13
Investments (1)    10/15/97         1,000          18.13
Investments (1)    11/18/97         2,500          17.01
Finance            11/21/97         5,000          17.01
Finance            11/21/97         1,000          13.75
Investments (1)    11/21/97         2,500          17.01
Investments (1)    11/21/97         1,000          13.75

------------

(1) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such Debentures pursuant to an Investment Management Agreement with Investments.

    (d) - (e)

    No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 7 is hereby amended and restated in its entirety to read as follows:

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     November 25, 1997



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (2)



                             HBK MAIN STREET INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.